June 5, 2009

Via EDGAR and By Hand
Securities and Exchange Commission
100 F Street NE, Mail Stop 3720
Washington, D.C. 20549
Attention: Paul Fischer, Attorney-Advisor

Re:
Liberty Media Corporation
Preliminary Schedule 14A (File No. 001-33982)

  Liberty Entertainment, Inc.
  Amendment No. 1 to Form S-4 filed on April 24, 2009 (File No. 333-158795)

Dear Mr. Fischer:

        Liberty Media Corporation (Liberty Media) hereby electronically files under the Securities Exchange Act of 1934, as amended (the Exchange Act), its preliminary Schedule 14A relating to its special meeting (the Special Meeting) of the holders of Liberty Entertainment common stock. Liberty Entertainment, Inc. hereby electronically files under the Securities Act of 1933, as amended (the Securities Act), an Amendment No. 1 to its Registration Statement on Form S-4 of which the preliminary proxy statement/prospectus forms a part.

        Liberty Media had previously filed a preliminary Schedule 14A on January 22, 2009, as amended by Amendment No. 1 filed on April 3, 2009 and Amendment No. 2 filed on April 24, 2009, in connection with its 2009 Annual Meeting of Stockholders (Annual Meeting), which provided for the submission of a proposal (the Redemption Proposal), for approval by the holders of Liberty Media's Liberty Entertainment common stock, to allow Liberty Media to redeem a portion of the outstanding shares of its Liberty Entertainment common stock for all of the outstanding shares of a newly formed, wholly owned subsidiary of Liberty Media, LEI, and subsequently split-off LEI from Liberty Media (the Split-Off). Following the Split-Off, LEI would hold Liberty Media's 54% interest in The DIRECTV Group, Inc. (DIRECTV), a 100% interest in Liberty Sports Holdings LLC, a 65% interest in Game Show Network, LLC and approximately $30 million in cash and cash equivalents, together with $2 billion of indebtedness. All of the businesses, assets and liabilities currently attributed to the Liberty Entertainment group that are not held by LEI at the time of the Split-Off would remain with Liberty Media and continue to be attributed to the Liberty Entertainment group. LEI previously filed its original Form S-4 on April 24, 2009 in connection with the Split-Off. Following Staff review of these materials, and for the reasons described below, the Redemption Proposal was removed from the definitive proxy statement filed in connection with Liberty Media's Annual Meeting.

        As you aware, Liberty Media recently announced that it has entered into an Agreement and Plan of Merger, dated as of May 3, 2009, with LEI, DIRECTV and certain other parties named therein, pursuant to which each of LEI and DIRECTV would merge with wholly owned subsidiaries of a new parent company (Holdings). If the transactions contemplated by the merger agreement and certain related agreements are completed (collectively, the DTV Business Combination), (i) each outstanding share of LEI Series B common stock held by John C. Malone, Chairman of the Board of Liberty Media and DIRECTV, his wife Leslie Malone, and certain trusts in favor of their children will be exchanged for 1.11111 shares of Class B common stock of Holdings; (ii) each outstanding share of LEI Series A common stock (other than those owned by LEI or Holdings) will be exchanged for 1.11111 shares of Class A common stock of Holdings; and (iii) each outstanding share of LEI Series B common stock (other than those owned by LEI or Holdings) will be exchanged for 1.11111 shares of Class A common stock of Holdings, in each case, subject to adjustment and the payment of cash in lieu of fractional shares. Also, if the DTV Business Combination is completed, each outstanding share of DIRECTV common stock (other than those owned by DIRECTV or LEI) will be exchanged for one share of Class A common stock of Holdings. Each share of Holdings Class A common stock will entitle the holder to one vote per share, and each share of Holdings Class B common stock will entitle the holder to 15 votes per share and to certain limited consent rights. As a result of the DTV Business Combination, the former LEI stockholders will own approximately 53% of the outstanding Holdings common stock, which will entitle them in the aggregate to approximately 64% of the voting power of Holdings, with the former DIRECTV stockholders owning the remaining equity and voting interests in Holdings.

        The DTV Business Combination is conditioned on, among other things, (i) the receipt of the requisite approval of holders of the Liberty Entertainment common stock of the Redemption Proposal, (ii) the receipt of the requisite approval of the holders of Liberty Entertainment common stock (other than John C. Malone, certain affiliated persons of Mr. Malone and any other director or officer of Liberty Media) of the Split-Off and the DTV Business Combination, and (iii) the completion of the Split-Off. Accordingly, Liberty Media is filing herewith its preliminary proxy statement/prospectus relating to a special stockholders meeting to be called to obtain these approvals. This proxy statement/prospectus will form a part of LEI's Form S-4/A.

        The DTV Business Combination is further conditioned on, among other things, the receipt of the requisite approval of holders of DIRECTV common stock of certain proposals relating thereto. Accordingly, DIRECTV is simultaneously filing a preliminary proxy statement/prospectus relating to a special stockholders meeting to be called to obtain these approvals. This proxy statement/prospectus will form a part of Holdings' Form S-4.

        Because Holdings will distribute its stock in the DTV Business Combination to holders of LEI common stock as well as holders of DIRECTV common stock, Liberty Media and DIRECTV believe that Holdings must register the common stock to be issued to both sets of stockholders under the Holdings Form S-4 and must, therefore, deliver to both sets of stockholders a prospectus filed under its effective Form S-4. As a result, the parties intend for Liberty Media's definitive proxy statement/prospectus to serve as a Holdings prospectus and for the same to be filed under the Holdings Form S-4 once cleared by the Staff. Liberty Media's definitive proxy statement/prospectus will also serve as a prospectus for LEI in connection with the distribution of its common stock in the Split-Off and is accordingly being filed with LEI's Form S-4/A.

        If you have any questions with respect to the foregoing matters or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,
/s/ RENEE L. WILM
Renee L. Wilm
cc:
Securities and Exchange Commission
Paul Monsour, Accountant
Ivette Leon, Assistant Chief Accountant

  Liberty Media Corporation
  Charles Y. Tanabe

  KPMG LLP
  Arnold Hoy

  Skadden, Arps, Slate, Meagher & Flom LLP
  Mathew A. Rosen

  Weil, Gotshal & Manges LLP
  Frederick S. Green
  Michael E. Lubowitz